Exhibit 99.2

FERRARI N.V.

6,666,667 Common Shares

Underwriting Agreement

February 27, 2025

Goldman Sachs Bank Europe SE

Marienturm, Taunusanlage 9-10,

60329 Frankfurt am Main,

Germany

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

As Representatives of the several Underwriters listed in Schedule 1 hereto

Ladies and Gentlemen:

Exor N.V., a public company with limited liability incorporated under the laws of the Netherlands and having its official seat in Amsterdam, the Netherlands (the “Selling Shareholder”) proposes to sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), (i) an aggregate of 6,666,667 Common Shares (as defined below), par value €0.01 per share, for resale to the public (the “Underwritten Shares”) and (ii) the number of shares of the Company’s Common Shares for resale to the Company set forth in Schedule 2 hereto (the “Repurchase Shares” and together with the Underwritten Shares, the “Shares”), of Ferrari N.V., a public company with limited liability incorporated under the laws of the Netherlands and having its official seat in Amsterdam, the Netherlands (the “Company”). The common shares of the Company outstanding on the date hereof are referred to herein as the “Common Shares”.

Subject to the sale of the Underwritten Shares by the Selling Shareholder to the Underwriters in accordance with the terms of this Agreement (as defined below), the Underwriters propose to sell to the Company, and the Company proposes to purchase from the Underwriters, the Repurchase Shares pursuant to Section 2 of this Agreement (the “Share Repurchase”).

The Company and the Selling Shareholder hereby confirm their agreement with the several Underwriters concerning the purchase and sale of the Shares, as follows:

1.	Registration Statement. The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form F-3ASR (File No. 333-285251), including a prospectus, relating to the Shares. Such registration statement, as amended on the date of its effectiveness, including the information, if any, deemed pursuant to Rule 430A or Rule 430B under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and the related prospectus in the form first used to confirm sales of the Shares (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus,” and the term “Preliminary Prospectus” means any preliminary form of the Prospectus. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

Any reference in this Underwriting Agreement (this “Agreement”) to the Registration Statement, Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the effective date of the Registration Statement, the date of the Prospectus or the date hereof, as the case may be, and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement, Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein.

At or prior to the Applicable Time (as defined below), the Company had prepared the following information: a Prospectus dated February 26, 2025, a Preliminary Prospectus dated February 26, 2025, the press releases published pursuant to Rule 134 under the Securities Act (“Company Press Releases”) and any “free-writing prospectus” (as defined pursuant to Rule 405 under the Securities Act) listed on Annex A hereto (collectively with the pricing information set forth in Annex A, the “Pricing Disclosure Package”).

“Applicable Time” means 2:30 A.M. CET, on February 27, 2025.

2.	Purchase of the Shares by the Underwriters and by the Company.

(a)	The Selling Shareholder agrees to sell to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Selling Shareholder:

(i) the number of Underwritten Shares as set forth opposite the name of such Underwriter in (x) Schedule 1-A hereto at a price per Underwritten Share of €447.75 per Underwritten Share (the “EUR Underwritten Shares” and the “EUR Underwritten Shares Purchase Price”) and (y) Schedule 1-B hereto at a price per Underwritten Share of $469.78 (the “USD Underwritten Shares” and the “USD Underwritten Shares Purchase Price” and, together with the EUR Underwritten Shares Purchase Price, the “Underwritten Shares Purchase Price”); and

(ii) the number of Repurchase Shares as set forth opposite the name of such Underwriter in Schedule 2 hereto at a price per Repurchase Share of €450.00, corresponding to $472.14 per Repurchase Share (the “Repurchase Shares Purchase Price”).

(b)	Subject to the sale of the Underwritten Shares by the Selling Shareholder pursuant to the terms of this Agreement and the other terms and conditions and in reliance upon the representations and warranties herein set forth, the Underwriters agree to sell to the Company, severally and not jointly, and the Company agrees to purchase from the Underwriters, at the Repurchase Shares Purchase Price, the number of Repurchase Shares as set forth opposite each such Underwriter’s name in Schedule 2 hereto.

(c)	The Underwritten Shares Purchase Price and the Repurchase Share Purchase Price were determined with due regard to the closing price of the Shares on Euronext Milan on the date hereof. The Company and the Selling Shareholder understand that the Underwriters intend to make a public offering of the Underwritten Shares as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Underwritten Shares on the terms set forth in the Prospectus. The Company acknowledges and agrees that the Underwriters may offer and sell the Underwritten Shares to or through any affiliate of an Underwriter.

(d)	Payment for the Shares shall be made by wire transfer of funds (i) immediately available in Milan in relation to the Shares purchased in Euros (EUR), at 12:00 P.M. CET and (ii) immediately available in New York in relation to the Shares purchased in U.S. dollars (US$) at 9:00 A.M. New York City time, in each case on March 3, 2025, or at such other time or place on the same or such other date, not later than the second business day thereafter, as the Representatives, the Company and the Selling Shareholder may agree upon in writing. The time and date of such payment for the Underwritten Shares is referred to herein as the “Closing Date”.

(e)	Subject to the sale of the Underwritten Shares by the Selling Shareholder to the Underwriters pursuant to the terms of this Agreement, delivery of the Underwritten Shares shall be made ultimately on the Closing Date and payment for the Repurchase Shares shall be made on the Closing Date. Any Underwritten Shares delivered to the Representatives for the respective accounts of the Underwriters prior to the satisfaction on the Closing Date of the conditions set out herein to the sale of the Underwritten Shares by the Selling Shareholder to the Underwriters pursuant to the terms of this Agreement, shall be held for the account of the Selling Shareholder. Delivery of the Repurchase Shares shall be made for the account of the Company by the Representatives for the respective accounts of the several Underwriters against payment by the Company of the aggregate purchase price of the Repurchase Shares being sold by the Underwriters to or upon the order of the Representatives by wire transfer payable in same-day funds to the accounts specified by the Representatives.

(f)	Each of the Company and the Selling Shareholder acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company and the Selling Shareholder, respectively, with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company, the Selling Shareholder or any other person. Additionally, neither the Representatives nor any other Underwriters are advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. Each of the Company and the Selling Shareholder shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or the Selling Shareholder with respect thereto. Any review by the Underwriters of the Company, the Selling Shareholder, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or the Selling Shareholder.

(g)	Payment for the Underwritten Shares to be purchased on the Closing Date shall be made against delivery to the Representatives for the respective accounts of the several Underwriters of the Underwritten Shares to be purchased on such date (such date, the “Time of Delivery”), with any transfer taxes payable in connection with the sale of such Shares duly paid by the Selling Shareholder. Delivery of the Underwritten Shares shall be made through the facilities of The Depository Trust Company (“DTC”) or Monte Titoli S.p.A. (“Euronext Securities Milan”), as applicable, unless the Representatives shall otherwise instruct. Delivery of the Repurchase Securities shall be made through the facilities of Euronext Securities Milan unless the Company shall otherwise instruct.

3.	Representations and Warranties of the Company. The Company represents and warrants to each Underwriter and to the Selling Shareholder that:

(a)	Preliminary Prospectus. No order preventing or suspending the use of the Preliminary Prospectus has been issued by the Commission, and the Preliminary Prospectus included in the Pricing Disclosure Package, at the time of filing thereof, complied in all material respects with the Securities Act, and the Preliminary Prospectus, at the time of filing thereof, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter or the Selling Shareholder furnished to the Company in writing by such Underwriter through the Representatives or by the Selling Shareholder, as the case may be, expressly for use in the Preliminary Prospectus, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(c) hereof.

(b)	Pricing Disclosure Package. The Pricing Disclosure Package as of the Applicable Time did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter or the Selling Shareholder furnished to the Company in writing by such Underwriter or the Selling Shareholder, as the case may be, through the Representatives, expressly for use in such Pricing Disclosure Package, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(c) hereof, and it being further understood and agreed that such information furnished by the Selling Shareholder consists of the Selling Shareholder Information (as defined in Section 4(e) hereof).

(c)	Issuer Free Writing Prospectus. Other than the Registration Statement, the Preliminary Prospectus and the Prospectus, the Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Shares (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Annex A hereto or any other written communications approved in writing in advance by the Representatives. Each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and does not conflict with the information contained in the Registration Statement or the Pricing Disclosure Package, and, when taken together with the Preliminary Prospectus accompanying, or delivered prior to delivery of, such Issuer Free Writing Prospectus, did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus or in the Preliminary Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in such Issuer Free Writing Prospectus or Preliminary Prospectus, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(c) hereof.

(d)	Registration Statement and Prospectus. The Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company. No order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering of the Shares has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment complied and will comply in all material respects with the Securities Act, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and any amendment or supplement thereto and as of the Closing Date, the Prospectus will comply in all material respects with the Securities Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement and the Prospectus and any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 9(c) hereof.

(e)	Financial Statements. The Financial Statements of the Company comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; the Financial Statements have been prepared in conformity with the International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto; and all disclosures included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus regarding “non-IFRS financial measures” (as such term is defined by the rules and regulations of Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable. For purposes of this Agreement, “Financial Statements” means the consolidated financial statements, together with the related schedules and notes, of the Company and its consolidated subsidiaries included in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(f)	No Material Adverse Change. Except as otherwise disclosed in the Registration Statement, the Pricing Disclosure Package or the Prospectus (exclusive of any amendment or supplement thereto following the Applicable Time), since the date of the most recent Financial Statements included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus, (i) there has not been any change in the capital stock (other than purchases of shares pursuant to the Company’s share buyback program, the issuance of Common Shares upon exercise of stock options and warrants described as outstanding in, and the grant of options and awards under existing equity incentive plans described in, the Registration Statement, the Pricing Disclosure Package and the Prospectus), or long-term debt of the Company or any of its subsidiaries, (ii) there has not been any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the business, financial condition, shareholders’ equity or results of operations of the Company and its subsidiaries, considered as one entity (any such change being a “Material Adverse Change”), and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other subsidiaries, any of its subsidiaries on any class of capital stock or repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.

(g)	Organization and Good Standing. The Company and each of its Significant Subsidiaries have been duly incorporated or formed, as applicable, and are validly existing under the laws of their respective jurisdictions of organization and are duly qualified to do business in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, result in a Material Adverse Change. The Company is in good standing (where such concept is applicable) under the laws of its jurisdiction of organization and is in good standing (where such concept is applicable) in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification. The Company and each of its Significant Subsidiaries have all corporate power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, result in a Material Adverse Change. All of the issued and outstanding capital stock or other ownership interest of each subsidiary has been duly authorized and validly issued, is fully paid and nonassessable (if applicable) and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except as described in the Registration Statement, the Pricing Disclosure Package or the Prospectus or except as would not be material to the Company and its subsidiaries, taken as a whole. “Significant Subsidiary”, means each of the subsidiaries of the Company listed in Schedule 3 to this Agreement, which are the only Significant Subsidiaries of the Company.

(h)	Capitalization. The Company has an authorized capitalization as set forth in the Registration Statement, the Pricing Disclosure Package and the Prospectus; all of the outstanding common shares and special voting shares of the Company (including the Shares to be sold by the Selling Shareholders) have been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights; except as described in or expressly contemplated by the Registration Statement, Pricing Disclosure Package and the Prospectus, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the capital stock of the Company conforms in all material respects to the description thereof contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(i)	Due Authorization. The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all corporate action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby has been duly and validly taken.

(j)	Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(k)	The Shares. The Shares have been duly and validly issued and conform to the descriptions thereof in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(l)	No Violation or Default. Neither the Company nor any of its Significant Subsidiaries is (i) in violation of its articles of association, charter, bylaws or other similar organizational document or (ii) in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which the Company or any of its Significant Subsidiaries is a party or by which it or any of them may be bound or to which any of the property or assets of the Company or any of its Significant Subsidiaries is subject (each, an “Existing Instrument”), except, in the case of clause (ii) of this Section 3(l), for such Defaults as would not, individually or in the aggregate, result in a Material Adverse Change.

(m)	No Conflicts. The execution and delivery of and the performance by the Company of its obligations under this Agreement, the consummation by the Company of the transactions contemplated by this Agreement or the Pricing Disclosure Package and Prospectus will not (i) result in any violation of the provisions of the articles of association, charter, bylaws or similar organizational document of the Company or any of its Significant Subsidiaries, (ii) conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except for such conflicts, breaches, Defaults, liens, charges or encumbrances as would not, individually or in the aggregate, result in a Material Adverse Change and (iii) result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any subsidiary, except for such conflicts, breaches or violations as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(n)	No Consents Required. No consent, approval, authorization, order, license, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution and delivery of and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement, except for the registration of the Shares under the Securities Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required by the Financial Industry Regulatory Authority, Inc. (“FINRA”), the blue sky laws of any jurisdiction and under applicable state securities laws in connection with the purchase and distribution of the Shares by the Underwriters and any notification of the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten) pursuant to Section 5:34, Section 5:35 and/or Section 5:38 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

(o)	Legal Proceedings. There are no legal, governmental or regulatory actions, suits, arbitrations or proceedings pending or, to the Company’s knowledge, threatened (i) against or affecting the Company or any of its subsidiaries or (ii) that have as the subject thereof any property owned or leased by the Company or any of its subsidiaries which action, suit or proceeding, in the case of either clause (i) or (ii), is reasonably likely to result in a Material Adverse Change or which would restrain or enjoin the delivery of the Shares by the Selling Shareholder or which in any way affects the validity of the Shares. No labor dispute with the employees of the Company or any of its subsidiaries or, to the Company’s knowledge, with the employees of any principal supplier of the Company, exists or, to the Company’s knowledge, is threatened or imminent that is reasonably likely to result in a Material Adverse Change.

(p)	Independent Accountants. EY S.p.A., the former independent registered public accounting firm for the Company and Deloitte & Touche S.p.A., the current independent registered public accounting firm of the Company, each of who have certified certain Financial Statements of the Company and its subsidiaries and delivered their respective reports with respect to the audited consolidated financial statements and schedules filed with the Commission as part of the Registration Statement, and included or incorporated by reference in each of the Registration Statement, Prospectus and Preliminary Prospectus, are each an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) (“PCAOB”) and as required by the Securities Act.

(q)	No Undisclosed Relationships. No relationship, direct or, to the Company’s knowledge, indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, member, shareholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which would be required by the Securities Act to be disclosed in the Registration Statement, the Pricing Disclosure Package or the Prospectus and are not so disclosed. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any of its subsidiaries to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members, other than intercompany loans between or among the Company and its consolidated subsidiaries.

(r)	Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Shares as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, will not be an “investment company” required to register under the Investment Company Act of 1940, as amended (the “Investment Company Act” which term, as used herein, includes the rules and regulations of the Commission thereunder).

(s)	Taxes. The Company and its subsidiaries have filed all material necessary national, federal, state and foreign income and franchise tax returns or have properly requested extensions thereof and have paid all material taxes required to be paid by any of them in all jurisdictions in which they are required to so pay, and withheld in full all taxes required to be withheld by any of them in all jurisdictions in which they are required to so withhold, including any related or similar material assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings. The Company has made adequate charges, accruals and reserves in accordance with IFRS in the Financial Statements in respect of all national, federal, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its Significant Subsidiaries has not been finally determined.

(t)	Licenses and Permits. Except as would not reasonably be expected to result in a Material Adverse Change, the Company and each of its Significant Subsidiaries possess such valid and current licenses, sub-licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to own, lease and operate their respective properties and to conduct their respective businesses in all material respects as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, and neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, sub-license, certificate, authorization or permit which, singly or in the aggregate, would reasonably be expected to result in a Material Adverse Change.

(u)	Labor Matters. There is no strike, labor dispute, labor disturbance, slowdown or stoppage pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries or threatened or pending against any of their respective principal suppliers, except as would not, individually or in the aggregate, result in a Material Adverse Change. There has been no violation, except as would not, individually or in the aggregate, result in a Material Adverse Change, of any (A) national, state, provincial or local law relating to discrimination in hiring, promotion or pay of employees, or (B) applicable classification, wage or hour laws applicable to the Company.

(v)	Compliance with and Liability under Environmental Laws. Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus or as would otherwise not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change:

(i)	each of the Company and its subsidiaries, and their respective operations and facilities, are in compliance with applicable Environmental Laws (as defined below), and have obtained and are in compliance with all permits, licenses or other governmental authorizations or approvals, and have made all filings and provided all financial assurances and notices, required for the ownership and operation of their respective businesses, properties and facilities under applicable Environmental Laws;

(ii)	there is no claim, proceeding, action or cause of action filed with a court or governmental authority, no investigation with respect to which the Company has received written notice alleging actual or potential liability on the part of the Company or any of its subsidiaries based on or pursuant to any Environmental Law pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries or any person or entity whose liability under or pursuant to any Environmental Law the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law;

(iii)	neither the Company nor any of its subsidiaries is conducting or paying for, in whole or in part, any investigation, response or other corrective action pursuant to any Environmental Law at any site or facility, nor is any of them subject or a party to any order, judgment, decree, contract or agreement which imposes any obligation or liability under any Environmental Law; and

(iv)	there has been no Release (as defined below) of any Materials of Environmental Concern (as defined below) and, to the Company’s knowledge, there are no other past or present actions, activities, circumstances, conditions or occurrences, that would reasonably be expected to result in a violation of or liability under any Environmental Law on the part of the Company or any of its subsidiaries, including without limitation, any such liability which the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law.

For purposes of this Agreement, “Environment” means ambient air, indoor air, surface water, groundwater, drinking water, soil, surface and subsurface strata, and natural resources such as wetlands, flora and fauna. “Environmental Laws” means the common law and all federal, state, local and foreign laws, rules, regulations, ordinances, codes, orders, decrees, judgments and injunctions issued, promulgated or entered thereunder, relating to pollution or protection of the Environment or human health from exposure to Materials of Environmental Concern, including without limitation, those relating to (x) the Release of Materials of Environmental Concern or (y) the manufacture, processing, distribution, use, generation, treatment, storage, transport, handling or recycling of Materials of Environmental Concern. “Materials of Environmental Concern” means any substance, material, pollutant, contaminant, chemical, waste, compound, or constituent, in any form, including without limitation, petroleum and petroleum products, subject to regulation or which can give rise to liability under any Environmental Law. “Release” means any release, spill, emission, discharge, deposit, disposal, leaking, pumping, pouring, dumping, emptying, injection or leaching into the Environment, or into, from or through any building, structure or facility.

(w)	Compliance with Pension Laws. All employee benefit plans and all pension plans established or maintained by the Company, its subsidiaries, or for which the Company or its subsidiaries could have any liability, are in compliance with all applicable statutes, orders, rule and regulations and other law, except for any violations that, individually or in the aggregate, would not be reasonably likely to result in material liability to the Company and its subsidiaries taken as a whole. All such plans (i) have been maintained in accordance with all applicable legal requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, except in each case as would not, individually or in the aggregate, result in a Material Adverse Change.

(x)	Disclosure Controls. The Company has established and maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act that are designed to ensure that material information relating to the Company and its subsidiaries is made known to the chief executive officer and chief financial officer of the Company by persons within the Company or its subsidiaries, and such disclosure controls and procedures are reasonably effective to perform the functions for which they were established subject to the limitations of any such control system. The Company’s auditors and the Audit Committee of the Company’s Board of Directors have been advised of: (i) any significant deficiencies or material weaknesses known to the Company in the design or operation of internal control over financial reporting that have materially adversely affected or are reasonably likely to materially adversely affect the Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(y)	Accounting Controls. The Company and its subsidiaries maintain a system of accounting controls designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement, the Prospectus and the Pricing Disclosure Package fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto. Based on the Company’s most recent evaluation of its internal controls over financial reporting pursuant to Rule 13a-15(c) of the Exchange Act, there were no material weaknesses in the Company’s internal controls as of December 31, 2024.

(z)	Cybersecurity; Data Protection. The Company and its subsidiaries have, in all material respects, taken technical and organizational measures necessary to protect the information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses. Without limiting the foregoing, the Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data and which are designed to protect against and prevent any breaches, violations, outages or unauthorized uses of or accesses to any IT Systems or Personal Data (each, a “Breach”). The Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any noncompliance as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. Except as otherwise disclosed in the Registration Statement, the Pricing Disclosure Package or the Prospectus, to the knowledge of the Company, there have been no material Breaches, and the Company and its subsidiaries have not been notified of and have no knowledge of any event or condition that would reasonably be expected to result in, any material Breach.

(aa)	No Unlawful Payments. Neither the Company nor, to the knowledge of the Company, any subsidiary, director, officer, employee, agent, controlled affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated in the three years preceding the date of this Agreement or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom or any other applicable anti-bribery or anti-corruption laws or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, except in each case as would not, individually or in the aggregate, result in a Material Adverse Change. The Company and its subsidiaries have instituted and maintain policies and procedures designed to promote and achieve compliance with such anti-bribery and anti-corruption laws in all material respects.

(bb)	Compliance with Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(cc)	No Conflicts with Sanctions Laws. Neither the Company nor, to the knowledge of the Company, any subsidiary, director, officer, employee, agent, controlled affiliate or other person acting on behalf of the Company or any of its subsidiaries, is currently the subject or, to the Company’s knowledge, the target of any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union or His Majesty’s Treasury (collectively, “Sanctions”), nor is the Company, any of its subsidiaries located, incorporated, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea, and Syria (each, a “Sanctioned Country”).

(dd)	No Broker’s Fees. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares.

(ee)	No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares, it being understood that any action of any of the Underwriters and their respective affiliates shall not constitute action by the Company.

(ff)	Status under the Securities Act. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer” and is a “well-known seasoned issuer”, in each case as defined in Rule 405 under the Securities Act.

(gg)	Stamp, Value Added and Withholding Taxes. Except (a) for any net income, capital gains or franchise taxes imposed on the Underwriters by Italy, the Netherlands, or the United States or any political subdivision or taxing authority thereof or therein as a result of any present or former connection (other than any connection resulting solely from the transactions contemplated by this Agreement) between the Underwriters and the jurisdiction imposing such tax or (b) as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, no value added tax or other similar taxes levied by reference to added value or sales (“VAT”), stamp duties, registration taxes (other than Italian registration tax arising if this Agreement or any agreement for the sale of the Shares or any transfer of the Shares by the Underwriters is (i) filed with an Italian court or with an Italian administrative authority, (ii) referred to in another document executed between the same parties and subject to registration or in a judicial decision (including arbitration), (iii) voluntarily registered or (iv) executed in Italy), sale or transfer taxes or other similar taxes or duties are payable by or on behalf of the Underwriters in Italy, the Netherlands, the United States or any political subdivision or taxing authority thereof (each, a “Taxing Jurisdiction”) solely in connection with (A) the execution, delivery and performance of this Agreement, (B) the sale and delivery of the Shares to the Underwriters in the manner contemplated by this Agreement and the Prospectus or (C) the sale and delivery by the Underwriters of the Shares as contemplated herein and disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, and all payments to be made by the Company on or by virtue of the execution, delivery, performance or enforcement of this Agreement, under the current laws of any Taxing Jurisdiction, will not be subject to withholding, duties, levies, deductions, charges or other taxes and are otherwise payable free and clear of any other withholding, duty, levy, deduction, charge or other tax in the Taxing Jurisdiction and without the necessity of obtaining any governmental authorization in the Taxing Jurisdiction.

(hh)	No Immunity. Neither the Company nor any of its properties or assets has immunity from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) or from jurisdiction of any Dutch, U.S. federal or New York state court; and, to the extent that the Company or any of its subsidiaries or any of its properties or assets may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by this Agreement, may at any time be commenced, the Company has, pursuant to Section 21(c) of this Agreement, waived, and it will waive, or will cause its subsidiaries to waive, such right to the extent permitted by law.

(ii)	Passive Foreign Investment Company. The Company does not believe that it is a passive foreign investment company, as defined in section 1297 of the Code for its most recently completed taxable year and the Company does not expect to be a PFIC for the current or any future taxable year.

(jj)	Legality. The legality, validity, enforceability or admissibility into evidence of this Agreement or the Shares in the Netherlands is not dependent upon any such document being submitted into, filed or recorded with any court or other authority in any such jurisdiction on or before the date hereof or that any tax, imposition or charge be paid in any such jurisdiction on or in respect of any such document.

(kk)	Foreign Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act and the Company has filed, on a timely basis, with the Commission all reports and documents required to be filed under Section 13 or 15(d) of the Exchange Act in the manner and within the time periods required by the Exchange Act.

4.	Representations and Warranties of the Selling Shareholder. The Selling Shareholder represents and warrants to each Underwriter that:

(a)	Required Consents; Authority. All consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Shareholder of this Agreement, and for the sale and delivery of the Shares to be sold by the Selling Shareholder hereunder, have been obtained; and the Selling Shareholder has full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Shares to be sold by the Selling Shareholder hereunder; this Agreement has been duly authorized, executed and delivered by the Selling Shareholder.

(b)	No Conflicts. The execution, delivery and performance by the Selling Shareholder of this Agreement, the sale of the Shares to be sold by the Selling Shareholder and the consummation by the Selling Shareholder of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Selling Shareholder pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound or to which any of the property or assets of the Selling Shareholder is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Selling Shareholder or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory agency.

(c)	Title to Shares. The Selling Shareholder has good and valid title to the Shares to be sold at the Closing Date by the Selling Shareholder hereunder, free and clear of all liens, encumbrances, equities or adverse claims; the Selling Shareholder will have, immediately prior to the Closing Date good and valid title to the Shares to be sold at the Closing Date by the Selling Shareholder, free and clear of all liens, encumbrances, equities or adverse claims; and, upon delivery of the certificates representing such Shares and payment therefor pursuant hereto, good and valid title to such Shares, free and clear of all liens, encumbrances, equities or adverse claims, will pass to the several Underwriters.

(d)	No Stabilization. The Selling Shareholder has not taken and will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares, it being understood that any action of any of the Underwriters and their respective affiliates shall not constitute an indirect action by the Company.

(e)	Pricing Disclosure Package and Prospectus. All Selling Shareholder Information included in the Registration Statement, the Prospectus and the Pricing Disclosure Package, at the Applicable Time did not, and as of the Closing Date will not, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; it being understood that the “Selling Shareholder Information” shall consist solely of information relating to the Selling Shareholder that has been furnished to the Company in writing by the Selling Shareholder expressly for use in the Pricing Disclosure Package (including any Pricing Disclosure Package that has subsequently been amended), Registration Statement or the Prospectus (or any amendment or supplement thereto).

(f)	Issuer Free Writing Prospectus. Other than the Registration Statement, the Preliminary Prospectus and the Prospectus, the Selling Shareholder (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any Issuer Free Writing Prospectus, other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) any press releases issued by the Selling Shareholder outside the United States in reliance on Rule 135e under the Securities Act (the “Selling Shareholder Press Releases”) or (iii) the documents listed on Annex A hereto and any other written communications approved in writing in advance by the Company and the Representatives.

(g)	Legality. The legality, validity, enforceability or admissibility into evidence of any of the Registration Statement, the Pricing Disclosure Package, the Prospectus, this Agreement or the Shares in the Netherlands or the United Kingdom is not dependent upon such document being submitted into, filed or recorded with any court or other authority in any such jurisdiction on or before the date hereof or that any tax, imposition or charge be paid in any such jurisdiction on or in respect of any such document.

(h)	No Broker’s Fees. The Selling Shareholder is not a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its subsidiaries or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares.

5.	Further Agreements of the Company. The Company covenants and agrees with each Underwriter and the Selling Shareholder that:

(a)	Required Filings. The Company will file the final Prospectus with the Commission within the time period specified by Rule 424(b) and Rule 430B under the Securities Act (but it being expressly understood that such filing shall be effected prior to the Time of Delivery) will file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; and will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters (copies of which will also be delivered to the Selling Shareholder) in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as the Representatives may reasonably request.

(b)	Delivery of Copies. The Company will upon request deliver, without charge, (i) to the Representatives, two signed copies of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and (ii) to each Underwriter (A) a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) and (B) during the Prospectus Delivery Period (as defined below), as many copies of the Prospectus (including all amendments and supplements thereto and each Issuer Free Writing Prospectus) as the Representatives may reasonably request (copies of the Registration Statement and Prospectus will also be delivered to the Selling Shareholder). As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters a prospectus relating to the Shares is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by any Underwriter or dealer.

(c)	Amendments or Supplements, Issuer Free Writing Prospectuses. Before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Prospectus, the Company will furnish to the Representatives and counsel for the Underwriters a copy of the proposed Issuer Free Writing Prospectus, amendment or supplement (a copy will also be delivered to the Selling Shareholder) for review and will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives or the Selling Shareholder reasonably object, in writing, on a timely basis (unless, in the Company’s good faith judgment, such action is necessary to comply with applicable law).

(d)	Notice to the Representatives and Selling Shareholder. The Company will advise the Representatives and the Selling Shareholder promptly (i) when the Registration Statement has become effective; (ii) when any amendment to the Registration Statement has been filed or becomes effective; (iii) when any supplement to the Prospectus or any Issuer Free Writing Prospectus or any amendment to the Prospectus has been filed or distributed; (iv) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (v) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, any of the Pricing Disclosure Package or the Prospectus or the initiation or, to the Company’s knowledge, threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (vi) of the occurrence of any event or development within the Prospectus Delivery Period as a result of which the Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Pricing Disclosure Package, or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; (vii) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (viii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Shares for offer and sale in any jurisdiction or the initiation or, to the Company’s knowledge, threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus, any of the Pricing Disclosure Package or the Prospectus or suspending any such qualification of the Shares and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e)	Ongoing Compliance. (i) If during the Prospectus Delivery Period (A) any event or development shall occur or condition shall exist as a result of which the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, not misleading or (B) it is necessary to amend or supplement the Prospectus to comply with law, the Company will promptly after becoming aware of such circumstances notify the Underwriters and the Selling Shareholder thereof and forthwith prepare and, subject to paragraph (c) of this Section 5, file with the Commission and furnish to the Underwriters, the Selling Shareholder and to such dealers as the Representatives may designate such amendments or supplements to the Prospectus (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in the Prospectus as so amended or supplemented (or any document to be filed with the Commission and incorporated by reference therein) will not, in the light of the circumstances existing when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus will comply with law and (ii) if at any time prior to the Closing Date (A) any event or development shall occur or condition shall exist as a result of which the Pricing Disclosure Package as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, not misleading or (B) it is necessary to amend or supplement the Pricing Disclosure Package to comply with law, the Company will promptly notify the Underwriters and the Selling Shareholder thereof and forthwith prepare and, subject to paragraph (c) of this Section 5, file with the Commission (to the extent required) and furnish to the Underwriters, to the Selling Shareholder and to such dealers as the Representatives may designate such amendments or supplements to the Pricing Disclosure Package (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in the Pricing Disclosure Package as so amended or supplemented will not, in the light of the circumstances existing when the Pricing Disclosure Package is delivered to a purchaser, be misleading or so that the Pricing Disclosure Package will comply with law.

(f)	Blue Sky Compliance. The Company will qualify the Shares for offer and sale under the securities or blue sky laws of such jurisdictions within the United States as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for distribution of the Shares; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any jurisdiction in which it is not otherwise so subject.

(g)	No Stabilization. The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Common Shares, it being understood that any action of any of the Underwriters and their respective affiliates shall not constitute an indirect action by the Company.

(h)	Reports. For a period of two years from the date hereof, the Company will furnish to the Representatives, as soon as they are available, copies of all reports or other communications (financial or other) furnished to holders of the Shares, and copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange or automatic quotation system; provided the Company will be deemed to have furnished such reports and financial statements to the Representatives to the extent they are filed on the Commission’s EDGAR system.

(i)	Record Retention. The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

(j)	Foreign Private Issuer. The Company will promptly notify the Underwriters if the Company ceases to be a Foreign Private Issuer at any time prior to completion of the distribution of Shares within the meaning of the Securities Act.

6.	Further Agreements of the Selling Shareholder. The Selling Shareholder covenants and agrees with each Underwriter that:

(a)	Clear Market. For a period of 360 days after the date of the Prospectus, the Selling Shareholder will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, without the prior written consent of the Representatives, other than the Shares to be sold hereunder.

(b)	Tax Form. It will deliver or has delivered to the Representatives prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-8.

(c)	Use of Proceeds. The Selling Shareholder will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to a subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject of target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

7.	Certain Agreements of the Underwriters. Each Underwriter hereby represents and warrants to the Company and the Selling Shareholder and agrees that:

(a)	It has not used, authorized use of, referred to or participated in the planning for use of, and will not use, authorize use of, refer to or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Company and any press release issued by the Company) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included in the Preliminary Prospectus or a previously filed Issuer Free Writing Prospectus, (ii) any Issuer Free Writing Prospectus listed on Annex A or prepared pursuant to Section 3(c) or Section 5(c) above or (iii) any free writing prospectus prepared by such underwriter and approved by the Company in advance in writing.

(b)	It has not and will not, without the prior written consent of the Company, use any free writing prospectus that contains the final terms of the sale of the Shares unless such terms have previously been included in a free writing prospectus filed with the Commission.

(c)	It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Company and the Selling Shareholder if any such proceeding against it is initiated during the Prospectus Delivery Period).

(d)	It will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Common Shares except in accordance with all applicable law and as described in the Registration Statement, Pricing Disclosure Package and Prospectus.

8.	Conditions of Underwriters’ Obligations. The obligation of each Underwriter to purchase the Underwritten Shares on the Closing Date as provided herein is subject to the performance by the Company and the Selling Shareholder of their respective covenants and other obligations hereunder and to the following additional conditions:

(a)	Registration Compliance; No Stop Order. No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened in writing by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 5(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives.

(b)	Representations and Warranties. The respective representations and warranties of the Company and the Selling Shareholder contained herein shall be true and correct on the date hereof and on and as of the Closing Date; and the statements of the Company and its officers and of the Selling Shareholder and its representatives made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(c)	No Material Adverse Change. No event or condition of a type described in Section 3(f) hereof shall have occurred or shall exist, which event or condition is not described in the Pricing Disclosure Package (excluding any amendment or supplement thereto) and the Prospectus (excluding any amendment or supplement thereto) and the effect of which in the reasonable judgment of the Representatives is so material and adverse that it is impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Prospectus.

(d)	Officer’s Certificate. The Representatives shall have received on and as of the Closing Date, (x) a certificate of the chief financial officer or chief accounting officer of the Company (i) confirming that such officers have carefully reviewed the Registration Statement, the Pricing Disclosure Package and the Prospectus and, to the knowledge of such officers, (A) the representations of the Company in this Agreement that are qualified as to materiality are true and correct and (B) the other representations and warranties of the Company in this Agreement are true and correct in all material respects, (ii) confirming that the Company has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date and (iii) to the effect set forth in paragraphs (a) and (c) of this Section 8; and (y) a certificate of the Selling Shareholder, in form and substance reasonably satisfactory to the Representatives, (i) confirming that (A) the representations of the Selling Shareholder set forth in this Agreement that are qualified as to materiality are true and correct and (B) the other representations and warranties of the Selling Shareholder in this Agreement are true and correct in all material respects and (ii) confirming that that the Selling Shareholder has complied in all material respects with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date.

(e)	Comfort Letters. On the date of this Agreement each of EY S.p.A. and Deloitte S.p.A. shall have furnished to the Representatives and/or to an affiliate of the Representatives as set forth in Schedule 4, at the request of the Company, a letter, dated the date of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus; and on the Closing Date each of EY S.p.A. and Deloitte S.p.A. shall have furnished to the Representatives and/or to an affiliate of the Representatives as set forth in Schedule 4, at the request of the Company, a letter, dated the date of delivery thereof and addressed to the Underwriters bringing down to a more recent date customary statements in the letter delivered on the date of this Agreement provided, that the letter delivered by Deloitte S.p.A. on the Closing Date shall use a “cut-off” date no more than five business days prior to such Closing Date.

(f)	Opinion and Disclosure Letter of U.S. Counsel for the Company and the Selling Shareholder. Sullivan & Cromwell LLP, U.S. counsel for the Company and the Selling Shareholder, shall have furnished to the Representatives, at the request of the Company and the Selling Shareholder, their written opinion and disclosure letter, dated the Closing Date, and addressed to the Underwriters, in the form set forth in Annex B-1 hereto.

(g)	Opinion of Dutch Counsel for the Selling Shareholder. De Brauw Blackstone Westbroek N.V., Dutch counsel for the Selling Shareholder, shall have furnished to the Representatives, at the request of the Selling Shareholder, their written opinion, dated the Closing Date, and addressed to the Underwriters, in the form set forth in Annex B-2 hereto.

(h)	Opinion of Dutch Counsel for the Company. Loyens & Loeff N.V., Dutch counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date, and addressed to the Underwriters, in the form set forth in Annex B-3 hereto.

(i)	Opinion and Disclosure Letter of U.S. Counsel for the Underwriters. The Representatives shall have received on and as of the Closing Date, an opinion and disclosure letter of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the Underwriters, with respect to such matters as described in Annex B-4.

(j)	No Legal Impediment to Sale. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any competent national or state governmental or regulatory authority that would, as of the applicable Closing Date, prevent the sale of the Shares by the Selling Shareholder; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the applicable Closing Date, prevent the sale of the Shares by the Selling Shareholder.

(k)	Certified Trade Register Excerpt. The Representatives shall have received on the Closing Date a copy of a certified excerpt of the Company’s registration with the trade register of the Dutch Chamber of Commerce (Kamer van Koophandel) dated as of no earlier than one business day prior to the Closing Date.

9.	Indemnification and Contribution.

(a)	Indemnification of the Underwriters by the Company. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act or any Pricing Disclosure Package (including any Pricing Disclosure Package that has subsequently been amended), or caused by any omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case of (i) and (ii) above, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (c) of this Section 9.

(b)	Indemnification of the Company and the Underwriters by the Selling Shareholder. The Selling Shareholder agrees to indemnify and hold harmless the Company, each Underwriter and the Company’s or such Underwriter’s affiliates, directors and officers and each person, if any, who controls the Company or such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in subsection (a) of this Section 9, in each case only insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or alleged untrue statement or omission contained in the Selling Shareholder Information and the Selling Shareholder Press Releases.

(c)	Indemnification by the Underwriters. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the Selling Shareholder, its officers, directors, employees and each person, if any, who controls the Selling Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the indemnity set forth in paragraph (a) of this Section 9, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Representatives expressly for use in the Registration Statement, the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus, any road show or any Pricing Disclosure Package (including any Pricing Disclosure Package that has subsequently been amended), it being understood and agreed upon that the only such information furnished by any Underwriter consists of the following information in the Prospectus furnished on behalf of each Underwriter: the names of the Underwriters, the concession figure appearing in the third paragraph and the information regarding the activities of the Underwriters contained in paragraph 9, in each case under the caption “Underwriting” relating to the Shares.

(d)	Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to any of the preceding paragraphs of this Section 9, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under the preceding paragraphs of this Section 9. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Representatives; any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company and any such separate firm for the Selling Shareholder shall be designated in writing by the Selling Shareholder. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (A) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (B) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(e)	Contribution. If the indemnification provided for in paragraphs (a), (b) and (c) of this Section 9 is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other hand, from the offering of the Shares or (ii) if the allocation provided by clause (i) of this Section 9(e) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 9(e) but also the relative fault of the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company and the Selling Shareholder from the sale of the Shares and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Shares. The relative fault of the Company and the Selling Shareholder, on the one hand, and the Underwriters on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Selling Shareholder or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(f)	Limitation on Liability. The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to paragraph (e) of this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (e) of this Section 9. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (e) of this Section 9 shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of paragraphs (e) and (f) of this Section 9, in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Shares exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) in no event shall the Selling Shareholder be required to contribute any amount in excess of the amount by which the aggregate net proceeds from the Shares (net of underwriting discounts and commissions but without deducting expenses) sold by the Selling Shareholder exceed the amount of any damages that the Selling Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to paragraphs (e) and (f) of this Section 9 are several in proportion to their respective purchase obligations hereunder and not joint.

(g)	Non-Exclusive Remedies. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

10.	Contractual Recognition of Bail-in. Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the parties hereto, each counterparty to a BRRD Party (as defined below) acknowledges and accepts that a BRRD Liability (as defined below) arising under this Agreement may be subject to the exercise of Bail-in Powers (as defined below) by the Relevant Resolution Authority (as defined below), and acknowledges, accepts and agrees to be bound by:

(a)  the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any BRRD Party (“Relevant BRRD Party”) to it under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon; (ii) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Relevant BRRD Party or another person (and the issue to or conferral on the other BRRD Party of such shares, securities or obligations); (iii) the cancellation of the BRRD Liability; or (iv) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b)  the variation of the terms of this Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

(c)  For the purposes of this Agreement: “Bail-in Legislation” shall mean, in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time; “Bail-in Powers” shall mean any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation; “BRRD” shall mean Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms; “BRRD Party” shall mean any Underwriter subject to Bail-in Powers; “EU Bail-in Legislation Schedule” shall mean the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/; “BRRD Liability” shall mean a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and “Relevant Resolution Authority” shall mean the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant BRRD Party.

11.	Recognition of the U.S. Special Resolution Regimes. (a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States. (b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 11, “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k); “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b); “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R.§§ 252.81, 47.2 or 382.1, as applicable; and “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

12.	Blocking Regulation. Any provision of Section 3(cc) shall not apply for or to the benefit of Goldman Sachs Bank Europe SE and UniCredit Bank GmbH, Milan Branch if and to the extent it is illegal, invalid or unenforceable as a result of any applicable Blocking Regulation or German law (including section 7 of the Foreign Trade and Payments Ordinance, Außenwirtschaftsverordnung, as amended) and, in such case, the legality, validity and enforceability of Section 3(cc) shall not otherwise be affected.

“Blocking Regulation” means any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996, as amended, including as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (or any law or regulation implementing such Regulation in any member state of the European Union or the United Kingdom) or any similar blocking or anti-boycott law, regulation or statute in force from time to time.

13.	PATRIOT Act. In accordance with the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company and the Selling Shareholder, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

14.	Effectiveness of Agreement. This Agreement shall become effective as of the date first written above.

15.	Termination. This Agreement may be terminated by the Representatives, by notice to the Company and the Selling Shareholder, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) trading generally shall have been suspended or materially limited on or by the New York Stock Exchange or on Euronext Milan; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by Italian, New York State or U.S. federal authorities or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is so material and adverse that it makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Prospectus.

16.	Defaulting Underwriter.

(a)	If, on the Closing Date, any Underwriter defaults on its obligation to purchase the Shares that it has agreed to purchase hereunder on such date, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Shares by other persons reasonably satisfactory to the Selling Shareholder and the Company in their discretion on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Shares, then the Company and the Selling Shareholder shall be entitled to a further period of 36 hours within which to procure other persons reasonably satisfactory to the non-defaulting Underwriters to purchase such Shares on such terms. If other persons become obligated or agree to purchase the Shares of a defaulting Underwriter, either the non-defaulting Underwriters, the Company or the Selling Shareholder may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company, counsel for the Selling Shareholder or counsel for the Underwriters may be necessary in the Registration Statement and the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Prospectus that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 16, purchases Shares that a defaulting Underwriter agreed but failed to purchase.

(b)	If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters, the Company and the Selling Shareholder as provided in paragraph (a) above, the aggregate number of Shares that remain unpurchased on the Closing Date does not exceed one-eleventh of the aggregate number of Shares to be purchased on such date, then the Company or the Selling Shareholder shall have the right to require each non-defaulting Underwriter to purchase the number of Shares that such Underwriter agreed to purchase hereunder on such date plus such Underwriter’s pro rata share (based on the number of Shares that such Underwriter agreed to purchase on such date) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c)	If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters, the Company and the Selling Shareholder as provided in paragraph (a) above, the aggregate number of Shares that remain unpurchased on the Closing Date exceeds one-eleventh of the aggregate amount of Shares to be purchased on such date, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 16 shall be without liability on the part of the Company and the Selling Shareholder, except that the Company will continue to be liable for the payment of expenses as set forth in Section 17 hereof and except that the provisions of Section 9 hereof shall not terminate and shall remain in effect.

(d)	Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company, the Selling Shareholder or any non-defaulting Underwriter for damages caused by its default.

17.	Payment of Expenses.

(a)	Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Selling Shareholder will pay or cause to be paid all reasonable costs and expenses incident to the performance of its obligations hereunder (together with any irrecoverable VAT payable in respect of such costs or expenses), including without limitation, (i) the costs incident to the authorization, sale, preparation and delivery of the Shares and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, the Preliminary Prospectus, any Issuer Free Writing Prospectus, any Pricing Disclosure Package and the Prospectus (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the costs of reproducing and distributing this Agreement; (iv) the fees and expenses of the Company’s counsel and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Shares under the state or foreign securities or blue sky laws of such jurisdictions as the Representatives may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related reasonable fees and expenses of counsel for the Underwriters in an amount not to exceed $10,000); (vi) the cost of preparing stock certificates; if any; (vii) the costs and charges of any transfer agent and any registrar; (viii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering by, FINRA (including the related reasonable fees and expenses of counsel for the Underwriters in an amount not to exceed $10,000 (it being agreed and understood that any filing fees shall be reimbursed in full)); and (ix) all expenses incurred by the Company in connection with any “road show” presentation to potential investors. It is understood that except as provided in this Section 17 and Section 9 entitled “Indemnification and Contribution”, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, share transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

(b)	If (A) the Selling Shareholder for any reason fails to tender the Shares for delivery to the Underwriters or (B) the Underwriters decline to purchase the Shares as a result of a breach of the Selling Shareholder’s obligations under this Agreement or a failure to satisfy one of the conditions in Section 8(a), 8(b), 8(c), 8(d), 8(e), 8(f), 8(g) and 8(h) the Selling Shareholder agrees to reimburse the Underwriters for all reasonable out-of-pocket costs and expenses (including reasonable fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the offering contemplated hereby, in an amount not to exceed $250,000 (exclusive of reasonable fees and expenses of their counsel, which shall not exceed $400,000).

18.	Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to in Section 9 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Shares from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

19.	Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Selling Shareholder and the Underwriters contained in this Agreement or made by or on behalf of the Company, the Selling Shareholder or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Shares and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company, the Selling Shareholder or the Underwriters.

20.	Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act and (d) the term “significant subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Exchange Act.

21.	Miscellaneous.

(a)	Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be given to the Representatives c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179; Attention: Equity Syndicate Desk (fax: +1-212-622-8358) and Goldman Sachs Bank Europe SE, Marienturm, Taunusanlage 9-10, 60329 Frankfurt am Main, German; Attention: Equity Capital Markets, (email: eq-synd-GSBE@ny.email.gs.com). Notices to the Selling Shareholder shall be given to it at Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands; Attention: Guido de Boer (email: operations@exor.com), with a copy to Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, United Kingdom, Attention: Oderisio de Vito Piscicelli (email: devitopiscicellio@sullcrom.com). Notices to the Company shall be given to it at Ferrari N.V., Via Abetone Inferiore N. 4, I-41053 Maranello, Italy, Attention: CFO / General Counsel (email: Treasury@ferrari.com), with a copy to Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, United Kingdom, Attention: Oderisio de Vito Piscicelli (email: devitopiscicellio@sullcrom.com).

(b)	Governing Law. This Agreement (including this Section 21(b)) and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such state.

(c)	Waiver of Immunity. (i) To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Italy, or any political subdivision thereof, (ii) the Netherlands, or any political subdivision thereof, (iii) the United States, the State of New York or any political subdivision thereof; (iv) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law. (ii) To the extent that the Selling Shareholder has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) the Netherlands, or any political subdivision thereof, (ii) Italy, or any political subdivision thereof, (iii) the United Kingdom, or any political subdivision thereof, (iv) the United States, the State of New York or any political subdivision thereof; (v) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Selling Shareholder hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

(d)	Submission to Jurisdiction. The Company, the Selling Shareholder and the Underwriters hereby submit to the non-exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Company and the Selling Shareholder waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. Each of the Company and the Selling Shareholder agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and the Selling Shareholder, as applicable, and may be enforced in any court to the jurisdiction of which Company and the Selling Shareholder, as applicable, is subject by a suit upon such judgment. The Company and the Selling Shareholder each irrevocably appoints Ferrari North America Inc., with offices at 250 Sylvan Avenue, Englewood Cliffs, NJ 07632, United States, as its authorized agent upon which process may be served in any such suit or proceeding outside the Netherlands, and agrees to accept service of process upon such authorized agent, accompanied by written notice of such service to the Company or the Selling Shareholder as the case may be by the person serving the same to the address provided in this Section 21, and not dispute that such service will be in every respect effective service of process upon the Company in any such suit or proceeding.

(e)	Waiver of Jury Trial. Each of the Company, the Selling Shareholder and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(f)	Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. Electronic signatures complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law will be deemed original signatures for purposes of this Agreement. Transmission by telecopy, electronic mail or other transmission method of an executed counterpart of this Agreement will constitute due and sufficient delivery of such counterpart.

(g)	Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(h)	Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

[Signature pages to follow]

Very truly yours,

FERRARI N.V.

By:	/s/ Antonio Picca Piccon
	Name:	Antonio Picca Piccon
	Title:	Chief Financial Officer

EXOR N.V.

By:	/s/ Guido de Boer
	Name:	Guido de Boer
	Title:	Proxyholder

Accepted: As of the date first written above

GOLDMAN SACHS BANK EUROPE SE

By:	/s/ Francesco Papa
Authorized Signatory

By:	/s/ Giuseppe Pipitone
Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula, ED
Authorized Signatory

For themselves and the other several Underwriters named in Schedule 1 to this Agreement.

Schedule 1-A

Underwriter	Number of EUR Underwritten Shares
Goldman Sachs Bank Europe SE	2,303,648
J.P. Morgan Securities LLC	2,303,648
BNP PARIBAS	157,067
Intesa Sanpaola S.p.a.	157,067
Société Générale	157,067
UniCredit Bank GmbH, Milan Branch	157,067
Total	5,235,564

Schedule 1-B

Underwriter	Number of USD Underwritten Shares
Goldman Sachs Bank Europe SE	336,352
J.P. Morgan Securities LLC	336,352
BNP PARIBAS	22,933
Intesa Sanpaola S.p.a.	22,933
Société Générale	22,933
UniCredit Bank GmbH, Milan Branch	22,933
Total	764,437

Schedule 2

Underwriter	Number of Repurchase Shares
Goldman Sachs Bank Europe SE	293,333
J.P. Morgan Securities LLC	293,333
BNP PARIBAS	20,000
Intesa Sanpaola S.p.a	20,000
Société Générale	20,000
UniCredit Bank GmbH, Milan Branch	20,000
Total	666,666

Schedule 3

Significant Subsidiaries

Ferrari S.p.A.

Ferrari North America, Inc.

Ferrari Cars International Trading (Shanghai) Co. Ltd.

Ferrari Financial Services, Inc

Schedule 4

J.P. Morgan SE

Taunustor 1 (TaunusTurm)

60310, Frankfurt am Main

Germany

Annex A

(A)	Issuer Free Writing Prospectuses

(i)	None.

(B)	Company Press Releases

(i)	Press release dated as of February 26, 2025, titled “FERRARI ANNOUNCEMENT OF THE SEVENTH TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM BY PARTICIPATING AS A PURCHASER IN EXOR’s ACCELERATED BOOKBUILD OFFERING”

(ii)	Press release dated as of February 27, 2025, titled “FERRARI PARTICIPATED AS A PURCHASER IN EXOR’s ACCELERATED BOOKBUILD OFFERING”

(C)	Pricing information:

(i)	Shares to be Sold: 6,666,667 Shares

(ii)	Offering Price of the Shares: €450.00 per share, corresponding to $472.14 per share

(iii)	Underwriting Discount for the EUR Underwritten Shares: €2.25 per EUR Underwritten Share

Underwriting Discount for the USD Underwritten Shares: $2.36 per USD Underwritten Share

Annex B

Annex B-1

Form of Opinion of Sullivan & Cromwell LLP, U.S. Counsel to the Company and the Selling Shareholder

Annex B-2

Form of Opinion of De Brauw Blackstone Westbroek N.V., as Dutch law Counsel to the Selling Shareholder

Annex B-3

Form of Opinion of Loyens & Loeff N.V., as Dutch law Counsel to the Company

Annex B-4

Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP, counsel for the Underwriters